May 31, 2017

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Murphy USA Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2017
File No. 1-35914

Dear Mr. Thompson:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated May 17, 2017 with respect to the Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2016 filed by Murphy USA Inc. (the "Company") on February 22, 2017 and the Definitive Proxy Statement on Schedule 14A for the Company filed on March 16, 2017. For your convenience, we have reproduced the Staff's comments preceding our responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP measures, page 35

1.
In future filings please disclose why the non-GAAP financial measures are useful to investors. Please refer to Regulation S-K, Item 10(e)(i)(C). Please note that this comment also applies to earnings releases filed on Form 8-K.

Response: In future filings and earnings releases furnished on Form 8-K, we will revise the disclosure required by Item 10(e)(i)(C) to state that we believe our presentation of Adjusted EBITDA provides useful information to investors because it allows investors to understand a key measure we evaluate internally in making operating and strategic decisions, preparing our annual plan, and evaluating our overall business performance. We will provide corresponding disclosure as to any other non-GAAP information provided in future filings and earnings releases furnished on Form 8-K.

Murphy USA Inc. │ 200 E. Peach St. │ El Dorado, AR 71730 │ 870-875-7600 │ www.corporate.murphyusa.com │ NYSE: MUSA

2.
We note your disclosure of free cash flow. Please note that when a non-GAAP liquidity measure is presented the prominent presentation of amounts for the three major categories of the statement of cash flows should be presented with the non-GAAP liquidity measure. Please revise your disclosure in future filings to comply with Item 10(e)(1)(i) of Regulation S-K and the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please note this comment also applies to earnings releases filed on Form 8-K.

Response: The Company has determined not to present the free cash flow non-GAAP metric in future filings and earnings reports furnished on Form 8-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page F-5

3.
We note your presentation of gain (loss) on sale of assets as non-operating income and your accounting policy disclosure on page F-9 that gains and losses on asset disposals or retirements are included in income as a separate component of other non-operating income. Please note that gains and losses recognized from the sale of a long-lived asset that is not a component of an entity should be included in the income from operations subtotal when such a subtotal is presented in the consolidated income statements. In future filings please revise your income statement classification and accounting policy disclosure regarding gains on sales of property and equipment to comply with ASC 360-10-45-5.

Response:    In future filings we will revise the presentation of gains and losses on asset disposals and retirements into a separate line item "Gain (loss) on sale of assets" and include such line item in the subtotal for income from operations in the consolidated income statement to comply with ASC 360-10-45-5. We will also adjust our accounting policy language to reflect this change in our presentation in future filings.

Note 14 - Earnings Per Share, page F-23

4.
Please tell us your consideration of disclosing securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Please refer to ASC 260-10-50-1(c).

Response: In considering the disclosure of securities that could potentially dilute basic earnings per share for the periods presented, we considered materiality and determined that these amounts were not material for each period presented. In future filings, we will make an explicit statement about the nature and type of awards that were excluded from the calculation of diluted earnings per share because they were antidilutive and either provide the number of such awards or state that the number was immaterial.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

B. Annual Incentive Plan

Corporate Performance, page 22

5.
We note that a portion of the Annual Incentive Plan compensation was based on the achievement of certain corporate goals and objectives and that named executive officers achieved 91.7% of the target in the aggregate. In future periodic reports, please enhance this disclosure to include a more specific discussion of the goals and objectives on which such compensation was based, how you measured performance for each of the goals and objectives, the performance target and threshold levels set by your compensation committee, and the level actually achieved by each named executive officer. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In future filings, we will expand our disclosure in this section to include a more specific discussion around the goals and objectives on which this metric is calculated along with the performance, performance targets and threshold levels set and achieved to the extent that we do not believe the disclosure of these items will subject us to competitive harm. We will also add language that states that each of the named executive officers is subject to the same individual performance metrics under the plans with the same threshold levels for each metric and that each metric is assessed along a points scale. The sum of points accumulated along the scale is used to quantify the percentage of payout for this portion of the Annual Incentive Plan metrics to go along with the performance under the other two components (ROACE and fuel cash breakeven target). The individual metrics in this section of the Plan are tied back to our corporate strategy and the Compensation Committee reviews this performance in light of our strategic initiatives each year.

We trust that we have adequately responded to your requests with regard to the foregoing items. If you have any questions or desire further explanations, please call me at (870) 875-7514 or Donald Smith, VP and Controller at (870) 881-6878.

Very truly yours,

/s/ Mindy K. West
Mindy K. West
Executive Vice President and Chief Financial Officer
Murphy USA Inc.